17004395

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Processing Section

MAY 22 2017

Washington DC

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AL AUDITED REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8-~~69577~~ 69675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** AND ENDING **03/31/2017**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hamilton Lane Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Presidential Boulevard
(No. and Street)

BALA CYNWYD PA 19004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name – *if individual, state last, first, middle name*)

506 Carnegie Ctr., Suite 400 Princeton NJ 08540
(Address) (City) (State) (Zip Code)

Securities and E...

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

MAY 22 20..

RECEIV...

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Shaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Lane Securities, LLC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me
this 15th day of May 2017.

Notary Public

Signature

Chief Compliance Officer
Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANDREA GORE, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires July 15, 2018

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

As of March 31, 2017 and for the period from March 31, 2016 (date of registration) to March 31, 2017

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Schedule II - Computation for Determination of Reserve Requirement under Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3	9
Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report	10
Rule 15c3-3 Exemption Report	11

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hamilton Lane Securities, LLC

We have audited the accompanying statement of financial condition of Hamilton Lane Securities, LLC (the "Company"), as of March 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the period from March 31, 2016 (date of registration) to March 31, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hamilton Lane Securities, LLC as of March 31, 2017, and the results of its operations and its cash flows for the period from March 31, 2016 (date of registration) to March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in schedules I and II in the accompanying table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

May 15, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

Hamilton Lane Securities, LLC
Statement of Financial Condition
March 31, 2017

Assets

Assets:		
Cash	$	259,275
Prepaid expenses		22,727
Total Assets	$	282,002

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	23,627
Member's Equity		258,375
Total Liabilities and Member's Equity	$	282,002

The accompanying notes are an integral part of these financial statements

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Hamilton Lane Securities, LLC

Statement of Operations

For the period from March 31, 2016 (date of registration) to March 31, 2017

Revenue:	
Private placement fees	$ 270,000
Operating Expenses:	
Administrative fees	18,000
Professional fees	57,988
Regulatory fees	22,442
Dues and subscriptions	7,788
Other expenses	1,444
Total Operating Expenses	107,662
Net Income	$ 162,338

The accompanying notes are an integral part of these financial statements

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Hamilton Lane Securities, LLC

Statement of Changes in Member's Equity

For the period from March 31, 2016 (date of registration) to March 31, 2017

Balance, March 31, 2016 (date of registration)	$	96,037
Net Income		162,338
Balance, March 31, 2017	$	258,375

The accompanying notes are an integral part of these financial statements

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Hamilton Lane Securities, LLC
Statement of Cash Flows
For the period from March 31, 2016 (date of registration) to March 31, 2017

Cash Flows from Operating Activities:		
Net income	$	162,338
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expenses		(18,727)
Increase in accounts payable and accrued expenses		23,477
Net Cash Provided by Operating Activities		167,088
Net Increase in Cash		167,088
Cash - Beginning of Period		92,187
Cash - End of Period	$	259,275

The accompanying notes are an integral part of these financial statements

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

1. Organization and Nature of Business

Hamlton Lane Securities, LLC (the "Company") is incorporated in the state of Delaware and is an located in Bala Cynwyd, Pennsylvania. The Comany is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Hamilton Lane Advisors, L.L.C. ("HLA") and provides exclusively private placements of securities to its affiliated entities. The Company received approval of the regulatory authorities in March 2016.

2. Summary of Significant Accounting Policies

a) Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Cash and Cash Equivalents and Concentrations of Credit Risk
The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

c) Revenue Recognition
Private placement revenue and related expenses are recorded on an accrual basis in accordance with the terms of the private placement agreement with HLA.

d) Income Taxes
The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the members in their respective returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the consolidated financial statements. The Company commenced operations in 2016 and, therefore, the Company believes all of its returns are still subject to examination by the taxing authorities.

There were no interest or penalties recognized in the Statement of Operations for the period ended March 31, 2017.

e) Use of Estimates
The preparation of financial statements in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Significant Customer
100% of gross revenues were derived from one customer, an affiliate.

4. Related Party Transactions
The Company has a selling agreement with HLA whereby the Company provides private placement services in exchange for a fee. For the period ending March 31, 2017, the fees earned from HLA are included on the Statement of Operations as private placement fees and comprise the entire balance. The Company also has a shared services agreement with HLA whereby HLA provides office space and overhead for a monthly fee. For the period ending March 31, 2017 the fees paid to HLA for office space and overhead are included in administrative fees on the Statement of Operations, and comprise the entire balance.

There were no amounts due to or from related parties for the period ended March 31, 2017.

5. Expense Sharing Agreement
The Company has an Expense Sharing Agreement with HLA whereby wages and assoicated employment costs are paid by HLA and are not pushed down. These costs are maintained on a schedule and are only disclosed, as the allocation of these costs would be offset by contributed capital, which would not impact the firm's ability to maintain regulatory compliance. The total of these costs for the period ended March 31, 2017 was $395,035.

6. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (15 to 1 after the Firm's first year of operations). At March 31, 2017, the Company had net capital of $235,648, which was $230,648 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 10%. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

7. Subsequent Events
The Company has evaluated events and transactions that occurred between April 1, 2017 and May 15, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Members' Equity	$	258,375
Less non-allowable assets, prepaid expenses		22,727
Net Capital	$	235,648
Minimum Net Capital Required (the greater of $5,000 or 12.5% of aggregate indebtedness)	$	5,000
Capital in Excess of Minimum Requirements	$	230,648
Ratio of Aggregate Indebtedness to Net Capital		10%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hamilton Lane Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hamilton Lane Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the period from March 31, 2016 (date of registration) to March 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

May 15, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

Exemption Report

As of and for the period March 31, 2016 (date of registration) to March 31, 2017

HAMILTON LANE SECURITIES, LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240, 15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i) throughout the period March 31, 2016 (date of registration) to March 31, 2017.

(2) The Company met the identified exemption provisions in 17 C.F.R. 240. 15c3-3(k)(2)(i) throughout the period March 31, 2016 (date of registration) to March 31, 2017 without exception.

HAMILTON LANE SECURITIES, LLC

I, Frederick Shaw, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CCO

Date: 5/15/17